Silver Wheaton Corp.
Board Manual	Tab C-2

CODE OF BUSINESS CONDUCT AND ETHICS

1.	PURPOSE OF THIS CODE

a)

This Code of Business Conduct and Ethics (“Code”) is intended to document the principles of conduct and ethics to be followed by Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) employees, officers and directors. Its purpose is to:

		i)	Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

		ii)	Promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

iii)

Promote full, fair, accurate, timely and understandable disclosure in reports and documents that Silver Wheaton files with, or submits to, the securities regulators and in other public communications made by Silver Wheaton;

		iv)	Promote compliance with applicable governmental laws, rules and regulations;

		v)	Promote the prompt internal reporting to an appropriate person of violations of this Code;

		vi)	Promote accountability for adherence to this Code;

		vii)	Provide guidance to employees, officers and directors to help them recognize and deal with ethical issues;

		viii)	Provide mechanisms to report unethical conduct; and

		ix)	Help foster Silver Wheaton’s culture of honesty and accountability.

b)

Silver Wheaton will expect all its employees, officers and directors to comply at all times with the principles in this Code. Violations of this Code are grounds for disciplinary action up to and including immediate termination of employment and possible legal prosecution. For the purpose of this Code, the Company’s Chief Compliance Officer shall be its Vice President, Legal.

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Silver Wheaton Corp.
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CODE OF BUSINESS CONDUCT AND ETHICS

2.	RESPONSIBILITY

	a)	This Code outlines a framework of guiding principles. As with any statement of policy, the exercise of judgment is required in determining the applicability of this Code to each individual situation.

b)

It is the responsibility of every Silver Wheaton employee, officer and director to read and understand the Code. Individuals must comply with the Code in both letter and spirit. Ignorance of the Code will not excuse individuals from its requirements.

	c)	Follow the law wherever you are and in all circumstances.

	d)	Never engage in behavior that harms the reputation of Silver Wheaton.

3.	COMPLIANCE WITH LAW

a)

Each employee, officer and director must at all times comply fully with applicable law and should avoid any situation that could be perceived as improper, unethical or indicate a casual attitude towards compliance with the law.

	b)	No Silver Wheaton employee, officer or director shall commit or condone an illegal act or instruct another employee to do so.

	c)	No employee, officer or director shall create or condone the creation of a false record. No employee shall destroy or condone the destruction of a record, except in accordance with Company policies.

d)

Employees, officers and directors are expected to be sufficiently familiar with any legislation that applies to their circumstances and shall recognize potential liabilities, seeking advice where appropriate.

	e)	When in doubt, employees, officers and directors are expected to seek clarification from their immediate supervisor or the Chief Compliance Officer.

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Silver Wheaton Corp.
Board Manual	Tab C-2

CODE OF BUSINESS CONDUCT AND ETHICS

4.	CONFLICTS OF INTEREST

a)

Employees, officers and directors of Silver Wheaton shall avoid situations where their personal interest could conflict with, or even appear to conflict with, the interests of the Company and its shareholders.

b)

Conflicts of interest arise where an individual's position or responsibilities with the Company present an opportunity for personal gain apart from the normal rewards of employment, to the detriment of the Company. They also arise where an employee's, director's or officer's personal interests are inconsistent with those of the Company and create conflicting loyalties. Such conflicting loyalties can cause an employee, officer or director to give preference to personal interests in situations where corporate responsibilities should come first. Employees, officers and directors, shall perform the responsibilities of their positions on the basis of what is in the best interests of the Company and free from the influence of personal considerations and relationships.

c)

In the event that any potential conflict of interest arises and the individual involved is an employee of the Company, the individual involved must immediately notify their immediate supervisor and the Company's Chief Compliance Officer in writing and no further action may be taken unless authorized in writing by the individual’s immediate supervisor and by the Company’s Chief Compliance Officer. If such individual is an officer or director of the Company, the Chairman of the Company as well as the Company’s Chief Compliance Officer must be immediately notified in writing and no further action may be taken until authorized in writing by the Chairman and by the Company’s Chief Compliance Officer.

d)

The requirement of freedom from conflict of interest applies with equal force to the spouse, children and other close relatives of each employee, officer and director. This policy applies to all employees, officers and directors of the Company with respect to all of the affairs of the Company.

	e)	While it is not possible to detail every situation where conflicts of interest may arise, the following policies cover the areas that have the greatest potential for conflict:

		i)	Speculation in Company Securities and Use of Inside Information

There are numerous laws, both federal and provincial, regulating transactions in corporate securities and the securities industry.

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Silver Wheaton Corp.
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CODE OF BUSINESS CONDUCT AND ETHICS

Violation of these laws may lead to civil and criminal actions against the individual and the company involved. All employees, officers and directors will take all steps to be in compliance with such laws and in order to do so will adhere to the Company’s Guidelines on Inside Information and Trading in the Company’s securities.

ii)	Personal Financial Interest

1.

Employees, officers and directors, should avoid any outside financial interests which might influence their corporate decisions or actions. An employee of the Company whose corporate duties bring them into business dealings with a business in which they or a member of their family has a financial interest or to which they or a member of their family has an indebtedness, or a business employing a relative or close friend, must immediately notify his or her immediate supervisor and the Company’s Chief Compliance Officer in writing, and this transaction may not be completed unless properly authorized in writing by both the employee’s immediate supervisor and the Company’s Chief Compliance Officer, after full disclosure of the relationship in writing. An officer or director of the Company whose corporate duties bring them into business dealings with a business in which they or a member of their family has a financial interest or to which they or a member of their family has an indebtedness, or a business employing a relative or close friend, must immediately notify the Chairman of the Company as well as the Company’s Chief Compliance Officer and this transaction may not be completed unless properly authorized in writing by both the Chairman and the Company’s Chief Compliance Officer, after full disclosure of the relationship in writing.

2.

An employee, officer or director may not perform work or services for an organization doing or seeking to do business with the Company without appropriate prior written approval of such individual’s immediate supervisor and the Company’s Chief Compliance Officer in the case of an employee, and of the Chairman and the Company’s Chief Compliance Officer, in the case of an officer or director of the Company. An employee, officer or director may not be a director, officer, partner or consultant of an organization (other than an organization in which the Company holds and interest or in which the Company has the right to nominate a director, officer, partner or consultant) doing or seeking to do business with the Company, nor may they permit their name to be used in any way indicating a business connection with such an organization, without appropriate prior written approval of their immediate supervisor and the Chief Compliance Officer in the case of an employee, and of the Chairman and the Company’s Chief Compliance Officer in the case of an officer or director of the Company.

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Silver Wheaton Corp.
Board Manual	Tab C-2

CODE OF BUSINESS CONDUCT AND ETHICS

3.

An employee shall not accept for themselves, or for the benefit of any relative or friend, any payments, loans, services, favors involving more than ordinary social amenity, or gifts of more than nominal value from any organization doing or seeking to do business with the Company, except in accordance with this Code and within normal business practices.

iii)	Protection and Proper Use of Company Assets

All employees, officers and directors have an obligation to protect the Company's assets, including opportunity, information and Silver Wheaton’s name, and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. All of the Company's assets must be used only for legitimate business purposes and not for personal use.

iv)	Outside Activities

Employees and officers of the Company should avoid outside activities which would impair the effective performances of their responsibilities to the Company, either because of demands on their time, or because the outside commitments can be contrary to their obligations to the Company.

v)	External Board Memberships

1.

Any officer or employee of the Company may be a member of a maximum of two boards of directors (or equivalent) of corporations or other entities (whether private or public; whether for profit or not for profit) (an “External Board”) other than the Company, any of the Company’s subsidiaries and any appointment to a board of directors (or equivalent) at the request of the Company.

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Silver Wheaton Corp.
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CODE OF BUSINESS CONDUCT AND ETHICS

2.	Any officer or employee proposing to become a member of an External Board shall provide written notice thereof to the Chief Executive Officer.

3.

If an officer or employee is a member of more than two External Boards on the date of this resolution, then such officer or employee shall be required to transition down to three External Boards rather than two External Boards as quickly as is reasonably possible, and in any event prior to September 2, 2011. Once the officer or employee transitions down to two External Boards in due course, then this exception shall no longer apply.

4.	Any exceptions to this policy require approval of the Board following a recommendation by the Chief Executive Officer.

5.	FAIR DEALING

a)

Directors should endeavor to deal fairly with Silver Wheaton’s clients, service providers, suppliers, and employees. No director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any unfair dealing practice.

6.	COMPETITIVE PRACTICES

a)

Management of the Company firmly believes that fair competition is fundamental to continuation of the free enterprise system. The Company complies with and supports laws of all countries which prohibit restraints of trade, unfair practices, or abuse of economic power.

b)

The Company will not enter into arrangements which unlawfully restrict its ability to compete with other businesses, or the ability of any other business organization to compete freely with the Company. Company policy also prohibits employees, officers and directors from entering into, or even discussing, any unlawful arrangement or understanding.

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Silver Wheaton Corp.
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CODE OF BUSINESS CONDUCT AND ETHICS

c)	These principles of fair competition are basic to all the Company’s operations. They are integral parts of the following sections that cover the Company's dealings with suppliers and public officials.

7.	DEALING WITH SUPPLIERS

a)

The Company is a valuable customer for many suppliers of goods, services and facilities. People who want to do business, or to continue to do business, with the Company must understand that all purchases by the Company will be made exclusively on the basis of price, quality, service and suitability to the Company's needs.

	b)	"Kickbacks" and Rebates

Purchases of goods and services by the Company must not lead to employees, officers or directors, or their families, receiving any type of personal kickbacks or rebates. Employees, officers or directors, or their families, must not accept any form of "under-the-table" payment.

	c)	Receipt of Gifts and Entertainment

Even when gifts and entertainment are exchanged out of the purest motives of personal friendship, they can be misunderstood. They can appear to be attempts to bribe the Company's employees, officers or directors into directing business of the Company to a particular supplier. To avoid both the reality and the appearance of improper relations with suppliers or potential suppliers, the following standards will apply to the receipt of gifts and entertainment by employees, officers and directors of the Company:

i)

Gifts. Employees, officers and directors are prohibited from soliciting gifts, gratuities, or any other personal benefit or favor of any kind from suppliers or potential suppliers. Gifts include not only merchandise and products but also personal services and tickets to sports or other events. The Company acknowledges however that as part of normal good business relationships, suppliers may offer tickets to sports and other events, meals and other forms of normal client development gifts or services. Employees, officers and directors are prohibited from accepting gifts of money.

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Silver Wheaton Corp.
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CODE OF BUSINESS CONDUCT AND ETHICS

ii)	Employees, officers and directors may accept unsolicited non- monetary gifts provided:

	1.	they are items of nominal intrinsic value;

	2.	they are appropriate and customary client development gifts for the industry, and that may not reasonably be considered extravagant for such employee, officer or director; or

	3.	they are advertising and promotional materials, clearly marked with the company or brand names.

iii)	Any gift falling outside of the above guidelines must be reported to the Company’s Chief Compliance Officer to determine whether it can be accepted.

iv)

In the transaction of some international business, it is lawful and customary for business leaders in some countries to give unsolicited gifts to employees, officers or directors of the Company. These gifts can be of more than nominal value. Moreover, under the circumstances, returning the gifts or payment for them may constitute an affront to the giver. In such cases, the gift must be reported to the Company’s Chief Compliance Officer who may permit the retaining of the gifts.

v)

In all other instances where gifts cannot be returned or may adversely affect the Company's continuing business relationships, the Company’s Chief Compliance Officer must be notified. The Company’s Chief Compliance Officer can require employees, officers and directors to transfer ownership of such gifts to the Company.

vi)

Entertainment. Employees, officers and directors shall not encourage or solicit entertainment from any individual or company with whom the Company does business. Entertainment includes, but is not limited to, activities such as dining, attending, sporting or other special events and travel.

vii)	From time to time employees, officers and directors may accept unsolicited entertainment, but only under the following conditions:

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Silver Wheaton Corp.
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CODE OF BUSINESS CONDUCT AND ETHICS

1.	the entertainment occurs infrequently;

2.	it arises out of the ordinary course of business;

3.	it involves reasonable expenditures (the amounts involved should be ones employees, officers and directors are accustomed to normally spending for their own business or personal entertainment); and

4.	the entertainment takes place in settings that also are reasonable, appropriate, and fitting to employees, officers and directors, their hosts, and their business at hand.

8.	DEALING WITH PUBLIC OFFICIALS

a)

Domestic and foreign laws and regulations require the Company to be in contact with public officials on a wide variety of matters. Employees, officers and directors who regularly make these contacts have special responsibilities for upholding the Company's good name.

	b)	No employee shall make any form of payment, direct or indirect, to any public official as inducement to procuring or keeping business or having a law or regulation enacted, defeated, or violated.

c)

When not prohibited by law, employees, officers and directors are allowed to give to public officials gifts where the presentation and acceptance of gifts is an established custom and a normal business practice. All such gifts shall be of reasonable value and the presentation approved in advance by the Company’s Chief Compliance Officer. Moreover, such gifts must be presented in a manner that clearly identifies the Company and the occasion that warrants the presentation.

d)

On special ceremonial occasions, senior officers of the Company may publicly give gifts of more than nominal value to public institutions and public bodies. Such gifts can commemorate special events or milestones in the Company's history.

	e)	From time to time employees, officers and directors may entertain public officials, but only under the following conditions:

i) it is legal and permitted by the entity represented by the official;

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Silver Wheaton Corp.
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CODE OF BUSINESS CONDUCT AND ETHICS

ii)	the entertainment is not solicited by the public official;

iii)	the entertainment occurs infrequently;

iv)	it arises out of the ordinary course of business;

v)	it does not involve lavish expenditures, considering the circumstances; and

vi)	the settings and types of entertainment are reasonable, appropriate and fitting to our employees, officers or directors, their guests, and the business at hand.

9.	POLITICAL ACTIVITIES AND CONTRIBUTIONS

	a)	Canada

		i)	Employees, officers and directors who participate in political activities must make every effort to ensure that they do not leave the impression that they speak or act for the Company.

ii)

The Company encourages its employees, officers and directors to participate in political activities in their own time and at their sole expense. No corporate action, direct or indirect, will be allowed that infringes on the right of any employee individually to decide whether, to whom, and in what amount, they will make personal political contributions. The same is true of volunteer political donations of personal service time, so long as it does not interfere with the working status of employees, officers or directors.

	b)	Outside Canada

i)

No employees, officers and directors are permitted to use the Company's funds, facilities, or other assets, to support either directly or indirectly any political candidates or political parties, without advance authorization in writing from the Company’s Chief Compliance Officer. The policy of the Company is that officers, directors and employees, officers and directors should not participate in political activities in countries of which they are not nationals. However, such persons, of course, are free to participate in political activities in countries of which they are nationals in their own time and at their own expense.

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Silver Wheaton Corp.
Board Manual	Tab C-2

CODE OF BUSINESS CONDUCT AND ETHICS

10.	DIVERSITY

	a)	The Company is committed to fostering a diverse environment where:

		i)	individual differences are respected; and

		ii)	diversity is promoted and valued.

Employing and engaging a diverse workforce enhances the Company’s effectiveness by leveraging access to a wide array of experiences, skills, talents and knowledge. The Company recognizes the benefits from creating and maintaining a diverse and inclusive culture within our workforce, including exposure to different perspectives. Therefore, while opportunities will be primarily based on performance, skill and merit, due consideration will be given to diversity in all aspects of employment and engagement by an employee, officer or director with the Company, including selection, recruitment, hiring, promotion, compensation, termination, training and development. For clarity, “diversity” means any element or quality that can be used to differentiate groups and people from one another, including differences based on race, colour, religion, gender and gender identity, sexual orientation, family or marital status, political belief, age, national or ethnic origin, citizenship or physical or mental disability and any other protected ground.

b)

Each employee, officer and director is expected to treat all other employees, officers and directors with dignity and respect and in a fair and non-discriminatory manner in all employment or Company related dealings. There shall be no discrimination or harassment of any employee, officer, director or applicant because of race, colour, religion, gender and gender identity, sexual orientation, family or marital status, political belief, age, national or ethnic origin, citizenship or physical or mental disability and any other protected ground. All employees, officers and directors will be treated with equality during their employment and engagement with the Company without regard to their race, colour, religion, gender and gender identity, sex, sexual orientation, family or marital status, political belief, age, national or ethnic origin, citizenship or physical or mental disability and any other protected ground, in all matters, including selection, recruitment, hiring, promotion, compensation, termination, training and development.

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Silver Wheaton Corp.
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CODE OF BUSINESS CONDUCT AND ETHICS

c)	The provisions of this section are subject to bona fide occupational requirements.

11.	HEALTH, SAFETY, AND ENVIRONMENTAL PROTECTION

a)

It is the Company's policy to pay due regard to the health and safety of its employees, officers and directors and others and to the state of the environment. There are federal, provincial, state and local workplace safety and environmental laws which through various governmental agencies regulate both physical safety of employees, officers and directors and their exposure to conditions in the workplace. Should you be faced with an environmental health issue or have a concern about workplace safety, you should contact your supervisor or notify management immediately.

b)

Many countries and their regional and local governments now have complex legislation to protect the health and safety of employees, or the general public, and to prevent pollution and protect the environment. These laws often provide penalties both for the companies involved and executive personnel in case of violation. The Chief Compliance Officer should always be consulted when necessary to understand or comply with such laws.

12.	WORK ENVIRONMENT

a)

Employees, officers and directors must treat each other with professional courtesy and respect at all times and specifically shall not subject any other employee to unwelcome sexual advances, requests for sexual favors or other verbal or physical conduct which might be construed as sexual in nature. Such conduct may constitute sexual harassment under federal, provincial and state law and may be the basis for legal action against the offending employee and/or the Company.

b)

Any employee who believes that they have been subjected to sexual harassment by any other employee should immediately advise their immediate supervisor and the Company’s Chief Compliance Officer that there are reasonable grounds to believe that an incident of sexual harassment has occurred. The identity of the employees, officers or directors involved will be kept strictly confidential and will not be revealed by the Company's management without the employee's permission. The alleged harassment will be thoroughly investigated and documented by the Company and appropriate action will be taken.

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Silver Wheaton Corp.
Board Manual	Tab C-2

CODE OF BUSINESS CONDUCT AND ETHICS

13.	INTEGRITY OF RECORDS AND FINANCIAL REPORTS

a)

As a public company, it is of critical importance that the Company's filings with the appropriate regulatory authorities be accurate and timely. Depending on their position with the Company, an employee, officer or director may be called upon to provide necessary information to ensure that the Company's public reports are complete, fair and understandable. The Company expects employees, officers and directors to take this responsibility very seriously and to provide prompt accurate answers to inquiries related to the Company's public disclosure requirements.

b)

The integrity of the Company's record keeping systems will be respected at all times. Employees, officers and directors are forbidden to use, authorize, or condone the use of "off-the-books" bookkeeping, secret accounts, unrecorded bank accounts, "slush" funds, falsified books, or any other devices that could be utilized to distort records or reports of the Company's true operating results and financial conditions or could otherwise result in the improper recordation of funds or transactions.

14.	USE OF AGENTS AND NON-EMPLOYEES, OFFICERS AND DIRECTORS

a)

Agents or other non-employees cannot be used to circumvent the law. Employees, officers and directors will not retain agents or other representatives to engage in practices that run contrary to this Code.

15.	INTERNATIONAL OPERATIONS

a)

Corporate employees, officers and directors operating outside of Canada have a special responsibility to know and obey the laws and regulations of countries where they act for the Company. Customs vary throughout the world, but all employees, officers and directors must uphold the integrity of the Company in other nations diligently.

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CODE OF BUSINESS CONDUCT AND ETHICS

16.	STANDARDS OF COMPLIANCE

	a)	Initial Distribution

		i)	Current employees, officers and directors designated to receive the Code will receive their copies immediately after publication.

		ii)	Future employees, officers and directors designated to receive the Code will receive their copies at the time they are hired.

	b)	Initial Verification

Upon receiving their copy of this Code, employees, officers and directors current and future will:

		i)	Become thoroughly familiar with this Code.

		ii)	Resolve any doubts or questions about the Code with their supervisors.

		iii)	Inform their supervisors of any existing holdings or activities that might be, or appear to be, at variance with this Code.

		iv)	Prepare written disclosures of such information, if requested, by supervisors.

v)

Take steps to correct existing situations and bring holdings and activities into full compliance with this Code. Such steps will be approved in writing by supervisors and will be based on the written disclosure submitted by employees, officers or directors.

		vi)	Sign the verification and return it to their supervisors who will make it part of employee's permanent corporate records.

	c)	Maintaining Compliance

		i)	Employees, officers and directors have the responsibility to maintain their understanding of this Code.

ii)

Supervisors have the responsibility to maintain an awareness on the part of their employees, officers and directors of the importance of their adhering to this Code and for reporting deviations to management.

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iii)

As requested by the Board of Directors or senior management, employees, officers and directors or supervisors will be asked to re-verify their understanding of this Code and their compliance with them from time to time.

iv)	Employees, officers and directors must inform their supervisors of any changes in their holdings or activities that might be, or appear to be in non-compliance with this Code.

v)	Employees, officers and directors must prepare written disclosure of such information, if requested, by supervisors.

vi)

Employees, officers and directors must take steps to correct any such changes, if necessary, to bring holdings and activities into full compliance. Such steps will be approved in writing and will be based on the written disclosures submitted by employees, officers and directors.

d)	Audits of Compliance

Regular audits of the Company will include procedures to test compliance with this Code.

17.	VIOLATIONS OF STANDARDS

	a)	Employees, officers and directors must immediately report any violations of this Code. Failure to do so can have serious consequences for the employees, officers or directors and the Company.

b)

Reports of violations should be made by employees to their immediate supervisor and to the Company’s Chief Compliance Officer and by officers and directors to the Chairman and to the Company’s Chief Compliance Officer.

c)

After a violation is investigated, appropriate action will be taken. Management has the right to determine the appropriate disciplinary action for a violation up to and including termination of employment. All proposed disciplinary action is subject to review by senior management.

d)

Employees, officers and directors should be aware that in addition to any disciplinary action taken by the Company, violations of some of this Code may require restitution and may lead to civil or criminal action against individual employees, officers and directors and any company involved.

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e)	Supervisors have the responsibility of taking remedial steps to correct any operating procedures that may contribute to violations of this Code.

f)

Retaliation in any form against an individual who reports a violation of this Code or of law in good faith, or who assists in the investigation of a reported violation, is itself a serious violation of this policy. Acts of retaliation should be reported immediately to their supervisor or management, and will be disciplined appropriately.

18.	AMENDMENT, MODIFICATION AND WAIVER

The Company will periodically review this Code. This Code may be amended, modified or waived by the Board of Directors and waivers may also be granted by the Audit Committee. Employees, officers and directors will be fully informed of any material revisions to the Code.

19.	COMMITMENT

a)

To demonstrate our determination and commitment, Silver Wheaton asks each employee to review the Code periodically throughout the year. Take the opportunity to discuss with management any circumstances that may have arisen that could be an actual or potential violation of these ethical standards of conduct.

	b)	Directors and officers are required to acknowledge they have read this Code annually. Employees are required to sign the Code when they are engaged or when the Code is introduced.

I ACKNOWLEDGE that I have read and considered the Silver Wheaton Corp. Code of Business Conduct and Ethics (the “Code”) and agree to conduct myself in accordance with the Code.

Signature

Print Name	Date

Most Recent Revision: March 18, 2015	page 16